
04034190


JUN 29 2004
158

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 1-14447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

Exhibit Index on Pg 14

FINANCIAL STATEMENTS AND EXHIBIT

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2003 and December 31, 2002.

Statements of Changes in Net Assets Available for Benefits For The Years Ended December 31, 2003 and December 31, 2002.

Notes to Financial Statements

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(b) Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Trustees of the
AMCOL International Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the AMCOL International Corporation Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 18, 2004




Chicago Office
Celebrating
years

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value (note 3):			
Minimal risk funds	$	24,167,031	20,919,707
Balanced funds		3,278,896	2,116,757
Growth funds		8,560,496	4,727,093
Index funds		3,344,473	2,521,965
AMCOL International Corporation Stock Fund		22,702,135	9,955,619
Self-directed brokerage accounts		430,259	207,391
Loans to participants		1,411,698	1,307,342
Net assets available for benefits	$	63,894,988	41,755,874

See accompanying notes to financial statements.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 25,217,537	(4,521,489)
Interest income on participant loans	82,177	102,175
Total investment income (loss)	25,299,714	(4,419,314)
Contributions:		
Participant	2,265,989	2,203,297
Employer	1,201,505	1,250,882
Total contributions	3,467,494	3,454,179
Total additions (deductions)	28,767,208	(965,135)
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	6,622,134	3,901,855
Management fees	5,960	5,200
Total deductions	6,628,094	3,907,055
Increase (decrease) in net assets available for benefits	22,139,114	(4,872,190)
Net assets available for benefits, beginning of year	41,755,874	46,628,064
Net assets available for benefits, end of year	$ 63,894,988	41,755,874

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the AMCOL International Corporation (the Corporation or the Company) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and hourly employees of the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan's investment assets are held in the AMCOL International Corporation Employees' Savings Trust (the Trust), which forms part of the Plan. The terms of the Trust are set forth in the agreement between the Corporation and the custodian. Merrill Lynch Trust Company serves the roles of record-keeper and custodian.

(b) Description of the Company

The Company operates in two major industry segments: minerals and environmental. The Company also operates a transportation business. The minerals segment mines, processes, and distributes clays and products with similar applications to various industrial and consumer markets. The environmental segment processes and distributes clays and products with similar applications for use as a moisture barrier in commercial construction, landfill liners, and in a variety of other industrial and commercial applications. The transportation segment includes a long-haul trucking business and a freight brokerage business, which provide services to both the Company's plants and outside customers.

(c) Contributions

Through payroll deduction, participants can make contributions to the Plan of up to 21% of their compensation, subject to the statutory maximum of $12,000 for 2003 and $11,000 for 2002. Participant contributions of $2,265,989 and $2,203,297 are recorded for the years ended December 31, 2003 and 2002, respectively. The Corporation contributes an amount equal to the lower of the participant's basic contribution or 4% of compensation depending on the Company's profitability. The Corporation's contributions are made in the form of AMCOL International Corporation common stock.

Participant contributions and the Corporation's matching contribution may be allocated among 25 funds as the participant directs or the self-directed brokerage account option.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Benefits

Participant account balances are fully vested at all times. Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan.

(b) Corporation contributions allocated to the participant's account as of the date of the last plan year ended prior to termination.

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination.

On termination of service due to death, disability, or retirement, a participant or the beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $5,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will be paid his or her benefit in a single payment.

Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

(f) Participant Loans

Participants may, in order to meet extraordinary expenses as defined by the Plan, borrow funds from the Plan. A participant's loan balance may not exceed the lesser of (i) $50,000 or (ii) 50% of the participant's account balance (less the value of the AMCOL International Corporation common stock contributed to the participant's account by the Corporation). The participants generally must repay their loans within 5 years from the date the loan is made. The interest rate charged on loans to participants is the then-prevailing prime rate plus 1%.

(g) Plan Termination

Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan. In the event the Plan terminates, the net assets of the Plan will be distributed among the participants in the Plan as of the date of termination based upon each participant's account balance.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits under the Plan and changes in those net assets.

(b) ***Investment Valuation and Income Recognition***

Investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) ***Loans***

Loans to participants are stated at the outstanding principal amount due, which approximates fair value.

(d) ***Expenses***

The Corporation pays record-keeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

(e) ***Payment of Benefits***

Benefits are recorded when paid.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3) Investments

Investments at fair value that represent 5% or more of the Plan's assets at December 31, 2003 and 2002 are separately identified as follows:

		2003	2002
AMCOL International Corporation common stock, 1,716,486 and 1,118,332 shares at December 31, 2003 and 2002, respectively	$	22,702,135	9,955,619
Merrill Lynch Retirement Preservation Trust Fund		22,722,285	19,252,523
Merrill Lynch S&P 500 Index Fund		*	2,242,752

* Asset does not exceed 5% of the Plan's assets at December 31, 2003

(Continued)

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,217,537 as follows:

Mutual funds	$	4,098,474
AMCOL International Corporation common stock		21,119,063
	$	25,217,537

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and as such, the related trust is exempt from Federal income taxes under Section 501(a) of the Code.

(5) Related-party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2003 and 2002, $27,241,498 or 43%, and $23,307,881 or 55%, respectively, of the total fair value of the Plan's investment assets, consists of funds managed by Merrill Lynch.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value		(c) Current value
*	Merrill Lynch Retirement Preservation Trust Fund	Mutual fund	$	22,722,285
*	Merrill Lynch US Government Mortgage Func	Mutual fund		887,262
	Pimco Total Return Bond Fund	Mutual fund		270,006
*	Merrill Lynch Bond Fund	Mutual fund		287,478
	Oppenheimer Quest Balanced	Mutual fund		3,014,571
	Oakmark Equity and Income Fund	Mutual fund		264,324
	Calvert Social Investment Equity Func	Mutual fund		738,008
	ABN/Amro Chicago Capital Growth Fund	Mutual fund		174,370
	MFS Mass. Investors Growth Fund	Mutual fund		146,014
	Van Kampen Growth and Income Fund	Mutual fund		276,105
	MFS Value Fund	Mutual fund		259,897
	Van Kampen Emerging Growth Func	Mutual fund		2,602,752
	Alger MidCap Growth Retirement Fund	Mutual fund		1,268,394
	Lord Abbett Mid-Cap Value Fund	Mutual fund		172,366
	Lord Abbett Developing Growth Func	Mutual fund		214,738
	GAMerica Capital Fund	Mutual fund		291,234
	State Street Research Aurora Fund	Mutual fund		673,817
	ING International Value Fund	Mutual fund		1,422,079
	Dreyfus Premier Worldwide Growth Fund	Mutual fund		320,723
*	Merrill Lynch S&P 500 Index Fund	Mutual fund		2,596,221
*	Merrill Lynch Small Cap (Russell 2000) Index Func	Mutual fund		748,252
	Self-Directed Brokerage Window Option	Mutual fund		430,259
				39,781,155
*	AMCOL International Corporation common stock	Common stock, 1,716,486 shares		22,702,135
*	Plan participants	Loans to participants, bearing interest from 5% to 10.5%		1,411,698
			$	63,894,988

*Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 25, 2004

By: 

Amiel Naiman
On behalf of the Trustees as
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit	Page
23.1	Consent of Independent Auditors	15

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
AMCOL International Corporation:

We consent to incorporation by reference in the Registration Statement No. 33-55540 on Form S-8 of AMCOL International Corporation of our report dated June 18, 2004, relating to the statements of net assets available for benefits of the AMCOL International Corporation Savings Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2003, which report appears in this December 31, 2003 Annual Report on Form 11-K of AMCOL International Corporation Savings Plan.

/S/

Chicago, Illinois
June 18, 2004